UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aries I Acquisition Corporation
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G0542N115**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CINS number for the Issuers Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
(the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. G0542N115

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [x]

3
SEC Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. G0542N115

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [x]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  200,200

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  200,200
9
Aggregate Amount Beneficially Owned by Each Reporting Person

200,200

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.4%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No. G0542N115

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [x]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  72,552

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  72,552
9
Aggregate Amount Beneficially Owned by Each Reporting Person

72,552

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.5%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. G0542N115

1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  127,648

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  127,648
9
Aggregate Amount Beneficially Owned by Each Reporting Person

127,648

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.9%

12
Type of Reporting Person (See Instructions)

PN




Item 1(a).	Name of Issuer:

       Aries I Acquisition Corporation

Item 1(b).	Address of Issuers Principal Executive Offices:

       23 Lime Tree Bay, P.O. Box 1569, Grand Cayman, Cayman Islands KY-1110

Item 2(a).	Name of Person Filing:

       This Statement is filed on behalf of the following persons
	(collectively, the Reporting Persons):

i.	ACM Alamosa (Cayman) Holdco LP (Alamosa);
ii.	Atalaya Capital Management LP (ACM);
iii.	Atalaya Special Purpose Investment Fund II LP (ASPIF II); and
iv.	ACM Alameda Special Purpose Investment Fund II LP (Alameda).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of Alamosa, ACM, ASPIF II and Alameda is One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

Item 2(c).	Citizenship:

       Alamosa is a Cayman Islands limited partnership. ACM is a Delaware limited partnership. ASPIF II is a Delaware limited partnership. Alameda is a Cayman Islands limited partnership.

Item 2(d).	Title and Class of Securities:

		Class A ordinary shares, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:

		G0542N115

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

		As of the date hereof, ACM may be deemed the beneficial owner of 200,200 Shares underlying Units, which amount includes (i) 72,552 Shares underlying Units held of record by ASPIF II and (ii) 127,648 Shares underlying Units held of record by Alameda.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 1.4% of Shares outstanding, which amount includes (i) 0.5% of Shares outstanding held of record by ASPIF II and (ii) 0.9% of Shares outstanding held of record by Alameda. These percentages are based on 14,375,000 Shares reported to be outstanding as of November 19, 2021, in the Issuers Quarterly Report on Form 10-Q for the quarterly period ending on September 30, 2021 filed with the Securities and Exchange Commission on November 22, 2021.

Item 4(c).	Number of shares as to which such person has:

Alamosa:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

ACM:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 200,200
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 200,200

ASPIF II:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 72,552
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 72,552

Alameda:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 127,648
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 127,648

		The Shares are directly held by ASPIF II and Alameda. As ASPIF II and Alamedas investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II and Alameda. This report shall not be deemed an admission that ACM, Alamosa, ASPIF II, Alameda or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.
		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following

[x]

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	This Item 8 is not applicable.

Item 9.		Notice of Dissolution of Group.

		This Item 9 is not applicable.

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex. No.		Description
99              Joint Filing Agreement



       JOINT FILING AGREEMENT

	The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to the Class A ordinary shares of Aries I Acquisition Corporation is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2022


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory